UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Form C:	Offering Statement
Name of Issuer	Finlete, Inc.
Form	Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization	January 2021
Physical address of issuer:	100 Park Plaza, Unit 318, San Diego, CA 92101
Website of issuer	www.finlete.com
Is there a co-issuer?	Yes __ No X
Name of co-issuer	N/A
Name of intermediary through which the offering will be conducted:	DealMaker Securities LLC
CIK number of intermediary:	0001872856
SEC file number of intermediary:	008-70756
CRD number, if applicable, of intermediary:	000315324
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	8.5% commission, $1,000 activation fee
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	N/A
Type of security offered:	SAFE (Simple Agreement for Future Equity)
Target number of securities to be offered:	Variable – one SAFE per investor

Price (or method for determining price):	Minimum Purchase Amount of $1,000.00 per SAFE; Post-Money Valuation Cap of $18,000,000.00
Target Offering Amount	$25,000
Oversubscriptions accepted:	Yes
If Yes, describe how oversubscriptions will be allocated:	At the discretion of the Company
Maximum offering amount (if different from target offering amount):	$500,000.00
Deadline to reach the target offering amount:	July 21, 2027
Current number of employees:	2

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

	As of the most recent fiscal year end (2025)	**As of the prior fiscal year-end (2024)**
Total Assets:	$218,241.00	$223,258.00
Cash & Cash Equivalents:	$15,499.00	$39,985.00
Accounts Receivable:	$5,298.00	$0.00
Short-term Debt:	$0.00	$406,500.00
Long-term Debt:	$1,366,990.00	$360,500.00
Revenues/Sales	$12,880.00	$2,935.00
Cost of Goods Sold:	$254,143.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$(922,579.00)	$(497,314.00)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

Jurisdiction	**Jurisdiction**	**Jurisdiction**
X Alabama (AL)	X Maine (ME)	X Oregon (OR)
X Alaska (AK)	X Maryland (MD)	X Pennsylvania (PA)
X Arizona (AZ)	X Massachusetts (MA)	X Rhode Island (RI)
X Arkansas (AR)	X Michigan (MI)	X South Carolina (SC)
X California (CA)	X Minnesota (MN)	X South Dakota (SD)
X Colorado (CO)	X Mississippi (MS)	X Tennessee (TN)

X Connecticut (CT)	X Missouri (MO)	X Texas (TX)
X Delaware (DE)	X Montana (MT)	X Utah (UT)
X Florida (FL)	X Nebraska (NE)	X Vermont (VT)
X Georgia (GA)	X Nevada (NV)	X Virginia (VA)
X Hawaii (HI)	X New Hampshire (NH)	X Washington (WA)
X Idaho (ID)	X New Jersey (NJ)	X West Virginia (WV)
X Illinois (IL)	X New Mexico (NM)	X Wisconsin (WI)
X Indiana (IN)	X New York (NY)	X Wyoming (WY)
X Iowa (IA)	X North Carolina (NC)	X District of Columbia (DC)
X Kansas (KS)	X North Dakota (ND)	X Puerto Rico (PR)
X Kentucky (KY)	X Ohio (OH)	
X Louisiana (LA)	X Oklahoma (OK)	

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons or check the appropriate box:

	None
X	Same as the jurisdictions in which the issuer intends to offer the securities.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	Finlete, Inc.
Signature:	/s/George Robert Connolly
Title:	CEO, Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	/s/George Robert Connolly
Title:	CEO, Director
Date:	July 21, 2026



OFFERING STATEMENT DATED JULY 21, 2026

Finlete, Inc.
100 Park Plaza, Unit 318, San Diego, CA 92101
www.finlete.com

Up to $500,000 in SAFEs (Simple Agreements for Future Equity)

Minimum investment: $1,000

Finlete, Inc. ("Finlete", the "Company," "we," "us", or "our"), is offering up to $500,000.00 worth of SAFEs (Simple Agreements for Future Equity) of the Company (the **"Securities"**). The minimum target offering is $25,000.00 (the **"Target Amount"**). Unless the Company raises at least the Target Amount by July 21, 2027 (the **"Termination Date"**), no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000.00 (the **"Maximum Amount"**) at the Company's discretion. If the Company reaches its Target Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities

commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

We will file a report with the U.S. Securities and Exchange Commission annually and post the report on our website, no later than 120 days after the end of each fiscal year covered by the report. In the future, we may terminate our reporting obligations in accordance with Rule 202(b) of Regulation Crowdfunding which permits an issuer to terminate reporting obligations under Regulation Crowdfunding if (1) the issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record; (3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000; (4) the issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

- Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
- Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
- Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
- Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
- Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
- Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS   **5**

RISK FACTORS   **11**

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES   **23**

OWNERSHIP AND CAPITAL STRUCTURE   **23**

USE OF PROCEEDS   **25**

FINANCIAL DISCUSSION   **25**

RELATED PARTY TRANSACTIONS   **27**

RECENT OFFERINGS OF SECURITIES   **27**

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY **27**

REGULATORY INFORMATION   **34**

INVESTING PROCESS   **35**

EXHIBIT A: FINANCIAL STATEMENTS

EXHIBIT B: OFFERING PAGE

EXHIBIT C: CERTIFICATE OF INCORPORATION

EXHIBIT D: SAFE AGREEMENT

EXHIBIT E: SUBSCRIPTION AGREEMENT

THE COMPANY AND ITS BUSINESS

Overview
Finlete, Inc. ("Finlete", the "Company," "we," "us", or "our"), is a Delaware corporation that operates a platform connecting sports fans and investors with promising professional athletes. Through our subsidiary, Finlete Funding, Inc., we enter into agreements with professional athletes (each an "Athlete Agreement"), providing upfront funding and promotional support to those athletes in exchange for a percentage of their future professional baseball earnings ("PBE"). We then allow investors to participate in the performance of those agreements through securities offerings conducted through Finlete Funding, Inc. under Regulation Crowdfunding.

Finlete, Inc. provides administrative support, platform technology, and management services to Finlete Funding, Inc. and oversees the overall business strategy. This offering is made directly by Finlete, Inc., the parent entity, and the proceeds will be used to fund the general operations, growth, and working capital needs of the Company, including support for Finlete Funding's athlete contracting and offering activities.

The Company was incorporated as a corporation in January 2021 under the laws of the State of Delaware. The Company's principal office is located at 100 Park Plaza, Unit 318, San Diego, CA 92101, and its website is www.finlete.com.

Our Business Plan
Our goal is to help promising young athletes garner financial support and build a following while deepening fan engagement. Our belief is that every fan a young athlete gains through the Company will root for the athlete every step of the way in their career, creating a very special dynamic in which fans and athletes maintain a relationship for many years. Through each step of the athlete's career, we plan to facilitate and monetize opportunities for people who invest in our offerings to engage in various ways with the athletes.

Finlete Funding, Inc., our wholly-owned subsidiary, operates by entering into Athlete Agreements with promising athletes. These agreements include material terms and obligations on the part of the athlete and Finlete Funding, and include:

- The "Finlete Payment": Finlete Funding provides installment payments to the athlete over a specified period;
- The "Athlete Payment": The athlete pays a portion of the athlete's earnings in installment payments to Finlete Funding over the term of the Athlete Agreement;
- "Mandatory Appearances": Virtual events sponsored by Finlete Funding;
- A "Non-exclusive License": To the athlete's name, image, likeness, voice, and personal background and history in order for Finlete Funding to promote the athlete;
- The "Percentage": Of the athlete's future earnings subject to the agreement; and
- The "Term": Of the agreement in years.

Historically, the majority of athletes who have entered into these types of agreements in exchange for payment from their future earnings have done so with closed-door funds and/or companies. Together with Finlete Funding, we intend to democratize access to these opportunities so that the general public can become involved while enhancing brand value for athletes to a much greater extent than was previously possible.

The Offering
This offering is for SAFEs (Simple Agreements for Future Equity) issued by Finlete, Inc. Each SAFE has a Post-Money Valuation Cap of $18,000,000.00. The Minimum Purchase Amount is $1,000.00. The SAFEs are based on the Y Combinator standard Post-Money SAFE form, as described in the SAFE Agreement attached as Exhibit D to this Form C.

Unlike the preferred stock offerings conducted by Finlete Funding, Inc., this offering is an investment directly in Finlete, Inc. itself. Investors in this offering will receive a right to future equity in Finlete, Inc. upon a triggering event such as an Equity Financing, Liquidity Event, or Dissolution Event, as defined in the SAFE Agreement.

Key SAFE Terms

Post-Money Valuation Cap:	$18,000,000.00
Discount Rate:	None (Post-Money Valuation Cap only)
Minimum Purchase Amount per SAFE:	$1,000.00
Triggering Events:	Equity Financing, Liquidity Event (Change of Control, Direct Listing, or IPO), or Dissolution Event
Conversion on Equity Financing:	Converts into the greater of: (1) shares of Standard Preferred Stock at the lowest price per share, or (2) shares of Safe Preferred Stock at the Safe Price (Purchase Amount ÷ Safe Price)
Conversion on Liquidity Event:	Investor receives the greater of: (1) the Purchase Amount (Cash-Out Amount), or (2) conversion into Common Stock at the Liquidity Price
Liquidation Priority:	Junior to outstanding indebtedness and creditor claims; pari passu with other SAFEs and Preferred Stock; senior to Common Stock
Governing Law:	State of Delaware
Tax Treatment:	Intended to be characterized as common stock for U.S. federal and state income tax purposes (including Section 1202 of the Internal Revenue Code)
SAFE Form:	YC Standard Post-Money SAFE (unmodified, except for filled blanks and bracketed terms)

Current Status of Finlete Funding Offerings
Since inception, Finlete Funding, Inc. has successfully completed nine Regulation CF offerings:
- First Offering (Echedry Vargas Preferred Stock): Raised $78,288; 9,786 shares issued; 1% interest in Vargas's pre-tax future PBE.
- Second Offering (Emmanuel Clase Preferred Stock): Raised $315,924; 28,471 shares issued; 0.28471% interest in Clase's pre-tax future PBE.
- Third Offering (Leonardo Bernal Preferred Stock): Raised $76,786; 40,518 shares issued; 0.38393% interest in Bernal's pre-tax future PBE.
- Fourth Offering (Jhostynxon Garcia Preferred Stock): Raised $101,713.04; 74,789 shares issued; 0.74789% interest in Garcia's pre-tax future PBE.
- Fifth Offering (Carlos Lagrange Preferred Stock): Raised $169,402.82; 74,957 shares issued; 0.74957% interest in Lagrange's pre-tax future PBE.
- Sixth Offering (Tirso Ornelas Preferred Stock): Raised $10,118.07; 5,917 shares issued. 0.05917% interest in Ornelas's pre-tax future PBE.
- Seventh Offering (Winston Santos Preferred Stock): Raised $10,522.32; 7,737 shares issued. 0.07353% interest in Santos's pre-tax future PBE.
- Eighth Offering (Aroon Escobar Preferred Stock): Raised $30,403.62; 16,614 shares issued. 0.16614% interest in Escobar's pre-tax future PBE.
- Ninth Offering (Emiliano Teodo Preferred Stock): Raised $10,668.90; 5,830 shares issued. 0.05465% interest in Teodo's pre-tax future PBE.

In addition, Finlete Funding, Inc. is concurrently conducting multiple additional Regulation CF offerings related to athletes Luinder Avila, Yairo Padilla, Esteban Mejia, Christian Zazueta, and a Pitcher Bundle 1 offering.

Our Planned Products and Services
To help enhance the brand of the athletes, we may facilitate exclusive experiences for fans such as virtual meet and greets, behind-the-scenes video updates, merchandise, memorabilia, virtual contract signing parties, in-person events, and more.

Employees
The Company currently has two (2) full-time executive officers.

Intellectual Property
The Company holds a registered trademark on the "Finlete" mark. US Registration Number 7388890. Notice of Allowance Date: February 27, 2024. Registration Date: May 14, 2024.

Litigation
Finlete, Inc. is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise. In addition, none of our officers, directors, affiliates or 5% stockholders (or any associates thereof) is a party adverse to us, or has a material interest adverse to us, in any material proceeding.

Property
Finlete, Inc. does not own or lease any significant property.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Limited Operating History, Financial Position, and Capital Needs

We have a very limited operating history, which may make it difficult for investors to evaluate the success of our business to date and to assess our future viability. Our operations to date have been limited to organizing and staffing our Company, developing our platform, evaluating, targeting, and accessing athletes, negotiating the acquisition of rights associated with those athletes, engaging in marketing campaigns for Finlete Funding's offerings, and managing our potential Athlete Agreements. We have no history to demonstrate, and we can make no assurances that our business model will be successful or whether any of our Athlete Agreements will be profitable.

We have incurred losses since our inception and anticipate that we will continue to incur losses in the future. We are currently in a start-up phase and therefore have a very limited operating history. Investment in our company is highly speculative because it entails substantial upfront cost and significant risk that we may never become commercially viable. We expect to continue to incur losses for the foreseeable future.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all. Our success depends largely upon the continued services of our executive officers and other key personnel, particularly George Robert Connolly, our Chief Executive Officer.

The Company could be subject to political, economic, climate and force majeure risks. Finlete, Inc. is vulnerable to both the general macroeconomic conditions of the country as well as the microeconomic conditions of the sports industry. Such risks include, but are not limited to, recession, unemployment rate changes, interest rate changes, and inflation rate changes.

We may not have sufficient insurance coverage and an interruption of our business could have a material adverse effect on our financial condition and operations. We currently do not maintain any insurance policies against loss of key personnel and business interruption as well as product liability claims.

We could become involved in claims or litigations that may result in adverse outcomes. From time-to-time we may be involved in a variety of claims or litigations. Litigations are inherently unpredictable and excessive verdicts do occur.

Risks Relating to the SAFE

The SAFE may never convert into equity. The SAFE converts into equity only upon a triggering event (an Equity Financing, Liquidity Event, or Dissolution Event). There is no guarantee that any such triggering event will occur. If no triggering event occurs during the life of the Company, investors may receive nothing.

Investors do not receive equity or voting rights until conversion. Until the SAFE converts, investors will not be stockholders of the Company, will have no voting rights, and will not receive dividends or other distributions. The SAFE is not a debt instrument and does not accrue interest.

The valuation cap may not reflect the actual value of the Company. The Post-Money Valuation Cap of $18,000,000.00 was determined by the Company in its discretion. Such determination, especially for an early-stage company, is difficult to assess, uncertain, and contains a high degree of risk. Investors should not invest if they disagree with the Company's estimated valuation.

Future equity financings may dilute the effective ownership represented by the SAFE. If the Company raises additional capital prior to a triggering event, the Post-Money Valuation Cap calculation includes all converting securities (including other SAFEs) and the unissued option pool, which may significantly dilute the effective percentage ownership that the SAFE represents upon conversion.

In a Liquidity Event or Dissolution, the SAFE may receive only the Purchase Amount. In a Liquidity or Dissolution Event, investors are entitled to the greater of their Purchase Amount or their as-converted amount. If the Company's proceeds are insufficient to pay all holders, the investor's recovery may be limited to a pro rata portion of available proceeds.

The SAFE is not freely transferable for one year. The SAFE and the securities issuable pursuant to it have not been registered under the Securities Act and are subject to substantial transfer restrictions. There is currently no public market for the SAFE, and there may never be one.

Future fundraising may affect the rights of investors. In order to fund operations, the Company plans to raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company, and additional SAFEs or other convertible securities may be issued.

Risks Relating to Finlete Funding's Business and Athlete Agreements

The performance of Finlete, Inc. depends substantially on Finlete Funding's ability to enter into and generate income from Athlete Agreements. The majority of Finlete's operations flow through Finlete Funding, Inc. If Finlete Funding's Athlete Agreements do not generate revenue, the Company's overall business and the value of the SAFE will be adversely affected.

Athletes may fail to generate the expected professional earnings. The cash received under Athlete Agreements depends upon the continued satisfactory performance of the related athlete. Athletes could cease playing professional sports due to illness, injury, death, dropped contracts, reputational harm, or a work stoppage.

Athlete Agreements are not secured and rely on Finlete Funding to pursue remedies. The payments under an Athlete Agreement are unsecured obligations of the athlete and will not be secured by any collateral, nor guaranteed or insured by any third party or governmental authority.

The Company could be deemed an investment company under the Investment Company Act of 1940. If we were required to register as an investment company but failed to do so, the consequences could be severe, including SEC enforcement actions and rendering our contracts unenforceable.

Risks Related to the Securities

Management has discretion as to the use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds" below. The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors.

The SAFE will not be freely tradable until one year from the initial purchase date. Because the SAFE has not been registered under the Securities Act or the securities laws of any state or non-United States jurisdiction, the SAFE has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding.

The SAFE is a highly risky and speculative investment. Only investors who can bear the loss of their entire investment should purchase a SAFE. An investment in the SAFE is suitable for purchase only for investors of adequate financial means.

Credit card risk. Using a credit card to purchase a SAFE may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances add to the effective purchase price of the SAFE you buy.

Noncompliance with laws and regulations may impair our ability to operate. Failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our ability to collect payments under Athlete Agreements and could subject us to damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability.

The forum selection provisions may limit your ability to obtain a favorable judicial forum. The Company's Certificate of Incorporation provides that federal and state courts within the State of Delaware are the exclusive forums for certain types of actions. Further, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the Southern District of California.

Investors in this offering may not be entitled to a jury trial concerning claims arising under the subscription agreement. The subscription agreement includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, other than claims arising under the federal securities laws.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Executive Officers:				
George Robert Connolly	Chief Executive Officer (CEO)	42	January 2021 – Present	Full-time
Maxwell Richmond Eisenberg	Chief Operating Officer (COO)	35	December 2023 – Present	Full-time
Directors:				
George Robert Connolly	Director	42	January 2021 – Present	N/A
Maxwell Richmond Eisenberg	Director	35	August 2024 – Present	N/A

George Robert Connolly

George Robert Connolly is a seasoned entrepreneur based in San Diego, CA. He has served as a Director & Officer of Finlete, Inc. since the Company's inception in January 2021, and also serves as Director & Officer of Finlete Funding, Inc., the Company's wholly-owned subsidiary. His career is marked by a robust sales background and a proven track record in founding and scaling startups to successful exits, including AgentBuzz, which was acquired by OakParkCreative in September 2019 and HeroDogBox, which was acquired by GetPetBox in March 2014. Rob studied business administration and management at Western Governors University.

Maxwell Richmond Eisenberg

Maxwell Richmond Eisenberg is a seasoned entrepreneur based in Detroit, MI. He has served as an Advisor at Finlete, Inc. since March 2022, an Officer since December 2023, and a Director since August 2024. Max's valuable sports technology leadership experience stems from co-founding ActionStreamer, a venture-backed technology startup with a patented data streaming platform powering solutions for telecom companies, sports leagues, television networks, and the department of defense. Additionally, thanks to his role as Managing Director of LSE Investments, Max lends insights into venture capital, which help inform Finlete's current and future fundraising efforts.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership. The following table shows who owns over 20% of the Company's equity securities as of the date of this offering:

Name of Beneficial owner	Title of Class	Amount and nature of beneficial ownership	Percent voting power
George Robert Connolly	Common Stock	36,000,000 shares	51.02%
Maxwell Richmond Eisenberg	Common Stock	24,000,000 shares	34.01%

Capital Structure. The following table describes the Company's capital structure as of the date of this offering:

Class of Equity	Authorized Limit	Issued, Outstanding	Committed, Not Issued	Available
Common Stock	160,000,000	70,562,500	0	89,437,500

Convertible Securities. The following table describes the Company's outstanding convertible securities as of the date of this offering:

Instrument Type	Principal	Interest Rate	Conversion Terms	Maturity Date
Convertible Notes	$1,367,000	4%	$6,000,000 Pre-Money Valuation Cap or 20% Discount	May 20, 2027
SAFE	$350,000	N/A	$15,000,000 Post-Money Valuation Cap	N/A

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	If Target Offering Amount is Sold	% Usage	If Maximum Amount is Sold	% Usage
General working capital and operations	$10,000.00	40.00%	$200,000.00	40.00%
Platform development and technology	$6,437.50	25.75%	$128,750.00	25.75%
Marketing and business development	$6,437.50	25.75%	$128,750.00	25.75%
Intermediary Fee (DealMaker)	$2,125.00	8.50%	$42,500.00	8.50%
TOTAL	$25,000.00	100.00%	$500,000.00	100.00%

The identified uses of proceeds are subject to change at the sole discretion of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit A to this Offering Memorandum. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement.

Finlete, Inc. provides management and other services to Finlete Funding, Inc. and covers the capital expenses of Finlete Funding, Inc. Finlete, Inc. owns all of the outstanding shares of common stock of Finlete Funding, Inc. Finlete, Inc. has incurred and will continue to incur expenses related to the past, current, and future offerings of preferred shares by Finlete Funding, Inc. These expenses include:

- Travel costs to and from athlete locations
- Consultant and advisor compensation
- Legal expenses related to athlete contracts
- Legal and raise fees
- Website development costs
- Marketing costs
- Athlete promotional and development activities

Planned Milestones. Over the next 12 months, Finlete, Inc. intends to continue to grow its platform, enter into additional contracts with athletes through Finlete Funding, and conduct additional Regulation Crowdfunding offerings.

Liquidity and Capital Resources. The Company is still an early-stage company. The purpose of this offering is to raise working capital to fund the general operations of Finlete, Inc. In the event the Company does not raise sufficient funds from this offering, it may reduce planned activities and/or seek funding from additional sources.

Indebtedness. 2021A Series Convertible Notes – $195,000 aggregate principal outstanding, 4% annual interest. Originally due 2 years from issuance; on September 8, 2025 the board and noteholders amended the maturity to May 20, 2027. Notes convert to equity upon a Qualified Financing at a conversion price equal to the lesser of (i) the per-share price paid by investors in that financing × 0.80, 0.90, or 1.00 (depending on issuance date) and (ii) $6,000,000 ÷ fully-diluted capitalization. On a change of control, holders may elect cash repayment of principal plus accrued interest, or conversion to common stock. 2023 Series Convertible Notes – $1,171,990 aggregate principal outstanding, same 4% rate and May 20, 2027 maturity (same amendment). Conversion price is the lesser of (i) per-share price in a Qualified Financing × 0.80 and (ii) $6,000,000 ÷ fully-diluted capitalization; same change-of-control terms as 2021A. Combined total: $1,366,990 in convertible notes payable (all non-current after the maturity extension), plus $90,896 in accrued unpaid interest as of 12/31/25.

RELATED PARTY TRANSACTIONS

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
- Finlete, Inc. is the parent company of Finlete Funding, Inc., and has funded Finlete Funding's formation and operations to date.
- Certain executive officers and directors of Finlete, Inc. are also executive officers and directors of Finlete Funding, Inc.

RECENT OFFERINGS OF SECURITIES

Finlete, Inc. has made the following issuances of securities since inception:

Instrument Type	Number of Investors	Principal	Interest Rate	Conversion Terms	Maturity Date	Exemption
Convertible Notes (2021-2025)	46	$1,367,000	4%	$6,000,000 Pre-Money Valuation Cap or 20% Discount	May 20, 2027	Section 4(a)(2) of the Securities Act of 1933, as amended
SAFE	2	$350,000	N/A	$15,000,000 Post-Money	N/A	Section 4(a)(2) of the Securities

				Valuation Cap		Act of 1933, as amended

For recent offerings of securities by Finlete Funding, Inc., please see the Form C filings of Finlete Funding, Inc. on file with the SEC.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following description summarizes the most important terms of the SAFEs being offered. This summary does not purport to be complete and is qualified in its entirety by the provisions of the SAFE Agreement, attached as Exhibit D to this Form C. For a complete description of the SAFEs, you should refer to the SAFE Agreement as well as the applicable provisions of Delaware law.

Description of the SAFE
Each SAFE is a Simple Agreement for Future Equity based on the Y Combinator standard Post-Money SAFE form. The Company and the Investor acknowledge that Section 4 (Investor Representations) has been removed from the standard form, as such representations are contained in the Subscription Agreement executed by the Investor in connection with this offering. By investing in this offering, each investor is purchasing one SAFE with a Purchase Amount equal to the investor's total investment amount, subject to a minimum investment of $1,000 and a maximum Purchase Amount per SAFE as set forth in the SAFE Agreement.

Key Terms of the SAFE

Post-Money Valuation Cap: $18,000,000.00. The Safe Price (i.e., the conversion price in an Equity Financing) equals the Post-Money Valuation Cap divided by the Company Capitalization immediately prior to the Equity Financing.

Conversion on Equity Financing: If there is an Equity Financing before termination of the SAFE, the SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

Conversion on Liquidity Event: If there is a Liquidity Event (Change of Control, Direct Listing, or IPO) before termination of the SAFE, the Investor will be entitled to receive the greater of: (i) the Purchase Amount (Cash-Out Amount), or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

Dissolution Event: If there is a Dissolution Event before termination of the SAFE, the Investor is entitled to receive a portion of Proceeds equal to the Cash-Out Amount, subject to the liquidation priority set forth in the SAFE.

Liquidation Priority: The SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) junior to payment of outstanding indebtedness and creditor claims; (ii) pari passu with other SAFEs and Preferred Stock; and (iii) senior to payments for Common Stock.

No Voting Rights: The Investor is not entitled, as a holder of a SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in the SAFE be construed to confer any rights of a Company stockholder or rights to vote, until shares have been issued upon conversion.

Dividends: If the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while the SAFE is outstanding, the Company will pay the applicable Dividend Amount to the Investor at the same time.

Non-Transferability: The SAFE and the rights in the SAFE are not transferable or assignable by either party without the prior written consent of the other, with limited exceptions for transfers to the Investor's estate, heirs, or affiliates.

Tax Treatment: For U.S. federal and state income tax purposes, the SAFE is intended to be characterized as common stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended.

Governing Law: The SAFE is governed by the laws of the State of Delaware.

Provisions of Note in the Company's Subscription Agreement and Certificate of Incorporation

Forum Selection Provision
The exclusive forum provisions in the Company's Certificate of Incorporation and the Subscription Agreement may have the effect of limiting an investor's ability to bring legal action against the Company. The Company's Certificate of Incorporation provides that federal and state courts within the State of Delaware are the exclusive forums for derivative actions, breach of fiduciary duty claims, and claims arising under the Delaware General Corporation Law. Further, under the Subscription Agreement, investors agree to resolve disputes in federal and state courts in the Southern District of the State of California.

Jury Trial Waiver
The Subscription Agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, other than claims arising under federal securities laws.

Perks
The Company may, from time to time, offer additional non-material perks (such as merchandise or experiences) at its discretion. These perks are promotional in nature and do not alter the terms of the securities being offered.

Transfer Agent

The Company has engaged DealMaker Transfer Agent LLC as its transfer agent to maintain current records of investors.

What it means to be a SAFE holder

As an investor in a SAFE of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties, until such time as the SAFE converts into equity. SAFE holders have no voting rights and are not stockholders of the Company until conversion.

Transferability of Securities

For one (1) year, the SAFE can only be transferred:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

How We Determined the Offering Price

The Post-Money Valuation Cap of $18,000,000.00 was determined by the Company's management based on the Company's current operations, growth trajectory, and comparable companies in the sports technology and athlete investment space. Such determination, especially for an early-stage company with limited operating history, is difficult to assess, uncertain, and contains a high degree of risk.

REGULATORY INFORMATION

Disqualification. Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Neither the Company nor any of our officers or managing members are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Annual reports. This is the Company's first offering pursuant to Regulation Crowdfunding. Accordingly, the Company has not previously been required to file annual reports pursuant to Regulation Crowdfunding and has not filed any such reports. Following the completion of this offering, the Company will be required to file annual reports on Form C-AR with the SEC no later than 120 days after the end of each fiscal year.

Compliance failure. Finlete, Inc. has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Duration of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to access their SAFE indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations. Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason, provided their investment has not already been accepted by the Company. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications. Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes. Material changes to an offering include but are not limited to a change in minimum offering amount, change in security terms, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings. The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors.

Investor Limitations. Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates. Information regarding updates to the offering and how to subscribe can be found at www.invest.finlete.com.

Additional Information. The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request. Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Exhibit A

Financial Statements

FINLETE, INC.

Consolidated Financial Statements and Independent Auditor's Report

December 31, 2025 and 2024

FINLETE, INC.
TABLE OF CONTENTS

	Page

Independent Auditor's Report   1

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEARS THEN ENDED:

Consolidated Balance Sheets   3

Consolidated Statements of Operations   4

Consolidated Statements of Changes in Stockholders' Equity/(Deficit)   5

Consolidated Statements of Cash Flows   6

Notes to the Consolidated Financial Statements   7



To the Board of Directors of
Finlete, Inc.
San Diego, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Finlete, Inc. (the "Company") which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has sustained net losses of $922,579 and $497,314 for the years ended December 31, 2025 and 2024, respectively, and has negative cash flows from operations. As of December 31, 2025, the Company had an accumulated deficit of $1,908,687, a working capital deficit of $177,014, and limited cash of $15,499 to satisfy its obligations as they come due relative to its current liabilities of $206,877. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
July 8, 2026

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

FINLETE, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024

	2025	2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 15,499	$ 39,985
Accounts receivable	5,298	-
Subscription receivable	1,808	8,183
Prepayment	2,234	-
Deferred offering costs	-	14,233
Other assets	5,024	1,156
Total Current Assets	29,863	63,557
Non-current Assets:		
Future earning contracts, net of impairment and amortization	188,378	159,701
Total Non-current Assets	188,378	159,701
TOTAL ASSETS	$ 218,241	$ 223,258
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Current Liabilities:		
Accounts payable and accrued expenses	$ 206,872	$ 199,140
Convertible notes, current	-	406,500
Interest payable, current	-	37,158
Due to related party	5	5
Total Current Liabilities	206,877	642,803
Non-current Liabilities:		
Convertible notes, net of current	1,366,990	360,500
Interest payable, net of current	90,896	7,295
Future earning obligations, net of unamortized discount	461,527	148,132
Total Non-current Liabilities	1,919,413	515,927
Stockholders' Equity/(Deficit):		
Preferred stock, $0.00001 par value, 40,000,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2025 and 2024	-	-
Common stock, $0.00001 par value, 160,000,000 shares authorized, 64,998,315 and 64,857,065 shares issued, 63,810,000 and 64,538,315 shares outstanding as of December 31, 2025 and 2024, all respectively	650	648
Additional paid-in capital	49,991	49,991
Treasury Stock, 1,188,315 and 318,750 shares outstanding as of December 31, 2025 and 2024, respectively	(50,003)	(3)
Accumulated deficit	(1,908,687)	(986,108)
Total Stockholders' Equity/(Deficit)	(1,908,049)	(935,472)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 218,241	$ 223,258

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

FINLETE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2025 and 2024

	2025	2024
Revenue	$ 12,880	$ 2,935
Less: Impairment loss on future earnings contract	(171,232)	-
Less: Amortization of future earnings contracts	(82,911)	-
Gross profit/(loss)	(241,263)	2,935
Operating expenses:		
General and administative	417,670	352,121
Sales and marketing	183,014	114,340
Total operating expenses	600,684	466,461
Loss from operations	(841,947)	(463,526)
Other expenses:		
Interest expense	(80,632)	(33,788)
Total other expenses	(80,632)	(33,788)
Provision for income taxes	-	-
Net loss	$ (922,579)	$ (497,314)
Weighted average common shares outstanding - basic and diluted	47,361,089	18,176,862
Net loss per common share - basic and diluted	$ (0.02)	$ (0.03)

FINLETE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2025 and 2024

	Preferred Stock		Common Stock		Additional Paid-in	Treasury Stock		Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Equity/(Deficit)
Balance at December 31, 2023	-	$ -	9,582,065	$ 96	$ 49,991	-	$ -	$ (488,794)	$ (438,707)
Common stock issued in exchange for services	-	-	50,000	-	-	-	-	-	-
Common stock issued in exchange for cash	-	-	55,325,000	553	-	-	-	-	553
Forfeited vested restricted stock awards	-	-	(100,000)	(1)	-	-	-	-	(1)
Repurchase of common stock	-	-	-	-	-	318,750	(3)	-	(3)
Net loss	-	-	-	-	-	-	-	(497,314)	(497,314)
Balance at December 31, 2024	-	-	64,857,065	648	49,991	318,750	(3)	(986,108)	(935,472)
Common stock issued in exchange for services	-	-	50,000	1	-	-	-	-	1
Issuance of restricted stock awards	-	-	91,250	1	-	-	-	-	1
Repurchase of common stock	-	-	-	-	-	869,565	(50,000)	-	(50,000)
Net loss	-	-	-	-	-	-	-	(922,579)	(922,579)
Balance at December 31, 2025	-	$ -	64,998,315	$ 650	$ 49,991	1,188,315	$ (50,003)	$ (1,908,687)	$ (1,908,049)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

- 5 -

FINLETE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

	2025	2024
Cash Flows from Operating Activities		
Net loss	$ (922,579)	$ (497,314)
Adjustments to reconcile net loss to net cash used in operating activities:		
Impairment loss on future earnings contracts	171,232	-
Amortization of future earnings contracts	82,911	-
Amortization of discount on future earnings obligations	33,573	10,205
Issuance of common shares for services	1	-
Stock based compensation - restricted stock awards	1	-
Change in operating assets and liabilities:		
Accounts receivable	(5,298)	-
Other assets	(3,868)	(1,156)
Prepayments	(2,234)	-
Deferred offering costs	14,233	4,066
Accounts payable and accrued expenses	17,483	100,480
Accrued interest payable	46,443	23,583
Net cash used in operating activities	(568,102)	(360,136)
Cash Flows from Investing Activities		
Investments in future earning contracts	(292,571)	(150,000)
Net cash used in investing activities	(292,571)	(150,000)
Cash Flows from Financing Activities		
Proceeds from issuance of convertible notes	599,990	410,500
Proceeds from issuance of shares of preferred stock related to future earnings obligation, net of associated costs	291,430	129,744
Cash paid to repurchase common stock	(50,000)	(3)
Cash paid for share of investors in future earning obligations	(5,233)	-
Proceeds from issuance of common stock	-	553
Net cash provided by financing activities	836,187	540,794
Net change in cash	(24,486)	30,658
Cash at beginning of the year	39,985	9,327
Cash at end of the year	$ 15,499	$ 39,985
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Information:		
Subscription receivable for issuance of shares	$ 1,808	$ 8,183
Discount on future earning obligations	$ 37,741	$ 98,341
Common stock repurchased by note payable	$ 50,000	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

FINLETE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Finlete, Inc. ("Finlete" or the "Company") is a corporation formed on January 25, 2021 under the laws of Delaware. The Company provides sports fans the unique opportunity to buy interests in professional athletes and win together both emotionally and financially throughout their careers and is aiming to democratize access to these opportunities so that anyone can partake. The Company is headquartered in San Diego, California.

On December 19, 2023, Finlete Funding, Inc. ("Finlete Funding") was incorporated as a corporation under the laws of Delaware and is wholly owned by Finlete, Inc.

As of December 31, 2025, the Company has not commenced planned principal full-scale operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities, research and development, and capital raising efforts. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include all accounts of Finlete and Finlete Funding. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, future earnings contracts valuations, future earnings obligation valuations, restricted stock awards, and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to an unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2025 and 2024, all the Company's cash and cash equivalents were held at one accredited financial institution.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values reported in the consolidated balance sheets approximate their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of both December 31, 2025 and 2024, the Company's cash did not exceed the federally insured limits.

Accounts Receivable

Accounts receivable was $5,298 and $0 as of December 31, 2025 and 2024, respectively, representing amounts due from a professional athlete.

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company evaluates the collectability of its receivables on an ongoing basis, considering the credit worthiness of customer and other relevant factors. An allowance for doubtful accounts is recorded when collection is not considered probable. As of December 31, 2025 and 2024, no allowance for doubtful accounts has been recorded, as management believes all amounts are fully collectible.

FINLETE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

Subscription Receivable

As of December 31, 2025 and 2024, the Company had subscription receivable balances of $1,808 and $8,183, respectively. The subscription receivable represents amounts contractually due from investors for investments to Finlete Funding's preferred stock that was issued but not fully paid as of the reporting date.

Future Earning Contracts

The Company made upfront payments in exchange for contractual rights to receive a portion of the player's future earnings.

Future earnings contracts are recorded at cost, representing the consideration paid to acquire such rights. The capitalized amounts are amortized over their estimated useful lives, which for its currently held contracts it estimates to be the difference between the players' age at contract signing and 30 years old being the median retirement age for MLB players. Estimates will be made on a case-by-case basis depending on the expected earnings period associated with each contract.

Amortization of future earnings contracts of $82,911 was recorded for the year ended December 31, 2025.

The balances of future earnings contracts as of December 31, 2025 and 2024 were as follows:

	2025	2024
Echedry Vargas	$ 50,000	$ 50,000
Emmanuel Clase	237,258	109,701
Aroon Escobar	10,000	-
Carlos Lagrange	13,958	-
Emiliano Teodo	5,000	-
Jhostynxon Garcia	71,199	-
Leonardo Bernal	55,105	-
Gross carrying amount	442,521	159,701
Less: Accumulated amortization	(82,911)	-
Less: Impairment	(171,232)	-
Net carrying amount	$ 188,378	$ 159,701

Impairment of Long-Lived Assets (Future Earning Contracts)

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, and at each reporting date, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

During the year ended December 31, 2025, the Company identified the contract with Emmanuel Clase to be impaired based on the assessment of expected future economic benefits from the Company's contract with the professional player. The Company identified that this contract should be fully impaired and recognized an impairment loss of $171,232 in the consolidated statements of operations.

Convertible Instruments

Convertible debt is accounted for under ASC 470, Debt, as amended by ASU 2020-06, Debt - Debt with Conversion and Other Options, adopted by the Company. This standard simplifies the accounting by eliminating certain separation models for convertible instruments, requiring the Company to evaluate the debt as a single instrument unless bifurcation of embedded derivatives is required under ASC 815, Derivatives and Hedging. Convertible notes are initially recorded at their principal amount, net of issuance costs or discounts, and classified as liabilities unless specific features mandate equity classification. Interest expense is recognized using the effective interest method over the notes' terms. Discounts on convertible debts are amortized over the term of the related debt.

The Company's convertible debt instruments are debt host financial instruments containing embedded features, some of which may be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC Topic 815. Embedded features are assessed to determine if they require bifurcation as derivatives. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Based on its evaluation of the redemption provisions and other terms of the agreement, management determined that the preferred stock meets the criteria for liability classification. Accordingly, the preferred stock is classified as financial liability, presented as future earning obligations, on the Company's consolidated balance sheets.

Future Earnings Obligations

Finlete Funding is authorized to issue 2,000,000 shares of preferred stock, $0.00001 par value. The Company has designated 1,175,000 shares of its preferred stock and 825,000 shares of preferred stock remains undesignated. The Company sells these shares of preferred stock through Finlete Funding by Regulation Crowdfunding (Reg CF) issuances. Each designated share of preferred stock has been created to raise funds to acquire future earnings contracts.

As of December 31, 2025 and 2024, the designated preferred stock has been created for the following professional athletes:

| | 2025 | | 2024 | |
	Authorized Limit	Issued and Outstanding	Authorized Limit	Issued and Outstanding
Echedry Vargas	100,000	9,786	100,000	9,786
Emmanuel Clase	300,000	28,471	300,000	13,165
Leonardo Bernal	100,000	40,518	100,000	-
Jhostynxon Garcia	75,000	74,789	-	-
Carlos Lagrange	75,000	-	-	-
Luis Baez	50,000	-	-	-
Tirso Ornelas	50,000	-	-	-
Winston Santos	75,000	-	-	-
Emiliano Teodo	50,000	-	-	-
Luinder Avila	75,000	-	-	-
Reynaldo Yean	75,000	-	-	-
Yairo Padilla	75,000	-	-	-
Aroon Escobar	75,000	-	-	-
Total	1,175,000	153,564	500,000	22,951

The preferred stock does not carry fixed dividend obligations and is subject to redemption upon termination of the related player agreement, at which time the shares are automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return the payment of $1.00 for each respective share.

Holders of shares of preferred stock are entitled to receive portion of future earnings of the particular professional athlete in connection with the future earning contracts acquired. Management assessed that these financing arrangements do not provide equity ownership but give investors proportionate share of the professional athlete's future revenues and contractual payouts as determined by applicable contract provisions. The future earning obligations are accounted for as long-term liabilities and are initially recorded at the gross investment amounts, net of unamortized offering costs incurred by Finlete Funding in connection with Reg CF issuances. Discounts on liability are amortized using the effective interest method over the remaining term, which is the estimated period until the professional athlete reaches the average retirement age of 30 years old. Because sales of future revenues typically do not involve fixed contractual cash flows, the Company estimates the timing and amount of cash flows expected under these obligations and adjusts the carrying value to present value of the expected future cash flows, discounted using the effective interest rate method. However, each obligation's net carrying value is not reduced below the initial carrying amount (proceeds) less payments previously made to the holder. Cash payments on these obligations are treated as either interest expense or a reduction of the outstanding obligation, in accordance with the interest method.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Revenues are derived from player agreements executed by the Company. Revenue is recognized at a point in time when the athlete earns the related income and the Company obtains an enforceable right to its contractual share of such income. For the years ended December 31, 2025 and 2024, the Company earned revenue amounting to $12,811 and $0, respectively, from future earnings contracts, as well as immaterial amounts from other sources.

The revenue recognized during the year ended December 31, 2025 was derived solely from the contract with Emmanuel Clase. The Company does not expect this contract to generate any significant future revenues. Accordingly, the Company is subject to significant revenue concentration risk and may experience variability in revenue in future periods as it continues to develop its portfolio of future earnings contracts.

Sales and Marketing

Sales and marketing are expensed as incurred. Total sales and marketing costs were $183,014 and $114,340 for the years ended December 31, 2025 and 2024, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related employee benefits and payroll taxes, office expenses, contractors and professional service fees, administrative expenses, travel and information technology costs.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expenses in its consolidated statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Leases

The Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in consolidated statements of operations. Short-term leases are leases with a lease term of 12 months or less.

The Company has an office space rental with month-to-month term, which does not qualify to ASC 842, therefore rent paid are expensed outright. As of December 31, 2025 and 2024, refundable service deposits amounted to $2,600 and $1,156, respectively, which is included in the other assets section of the consolidated balance sheets.

FINLETE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in *ASC 740, Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including applicable tax rates. Deferred tax assets are reduced by a valuation allowance for those tax benefits that are not expected to be realized.

As of December 31, 2025 and 2024, the Company has net operating loss ("NOL") carryforwards of $1,508,752 and $465,357, respectively, which may be available to offset future taxable income, subject to applicable limitations. These NOLs give rise to deferred tax assets; however, the Company does not have a sufficient history of generating taxable income, management has concluded that it is more likely than not that these deferred tax assets will not be realized. Accordingly, a full valuation allowance has been recorded against the deferred tax assets. As a result, the net deferred tax assets as of both December 31, 2025 and 2024 are $0, and the Company has not recognized any income tax provision or benefit for the year. The Company has not yet filed its U.S. federal or state income tax returns. The Company expects to file income tax returns in jurisdictions in which it has established nexus.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2025 and 2024 consist solely of outstanding stock options (see Note 6).

FINLETE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Improvements to Income Tax Disclosures (Topic 740)*. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. For non-public business entity, the ASU is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the provision of this ASU and do not expect to have a material impact on the consolidated financial statements, only additional disclosures are expected.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $922,579 and $497,314 for the years ended December 31, 2025 and 2024, respectively, and has negative cash flows from operations. As of December 31, 2025, the Company had an accumulated deficit of $1,908,687, a working capital deficit of $177,014, and limited cash of $15,499 to satisfy its obligations as they come due relative to its current liabilities of $206,877. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: CONVERTIBLE DEBT

On October 26, 2021, the Board of Directors authorized the sale and issuance of up to $2,000,000 convertible promissory notes designated with the note series 2021A ("2021A Series Notes"). These notes bear 4% annual interest and have term of 2 years from the issuance dates. The 2021A Series Notes contain the following key terms:

    i.   In the event that the Company issues and sells shares of its securities with total proceeds of not less than $5,000,000 ("Qualified Financing"), all outstanding convertible promissory notes and any accrued interest shall convert into the equity securities sold during the Qualified Financing. The conversion price is equal to the lesser of (i) the price paid per share for equity securities by the investors in Qualified Financing multiplied by 0.80, 0.90 or 1.00, depending on the date of the note, and (ii) the quotient resulting from dividing $6,000,000 by the fully diluted capitalization of the Company, including the unissued option pool, immediately prior to Qualified Financing.

ii. In the event the consummates an equity financing pursuant to which it sells shares of equity securities that does not constitute a Qualified Financing, then, upon the election of (i) the Company and (ii) the majority of the note holders, such equity financing shall be treated as a Qualified Financing on the same terms set.

iii. If there is a change of control as defined in the agreement, the holders may elect either payment in cash in an amount equal to the outstanding principal amount of the note plus any unpaid accrued interest on the original principal or to convert the notes to common stock based on the quotient resulting from dividing $6,000,000 by the fully diluted capitalization of the Company, including the unissued option pool, immediately prior to Qualified Financing.

2021A Series Notes issued in 2021 and 2022 amounted to an aggregate principal value of $190,000 and $5,000 respectively.

On September 8, 2025, the Board of Directors approved and ratified the sale and issuance of up to $2,000,000 convertible promissory notes designated with the note series 2023 ("2023 Series Notes") and were issued from time to time. These notes bear 4% annual interest and have terms of 2 years from issuance. Conversion and repayment terms are generally the same as 2021A Series Notes, except for the conversion price, which is equal to the lesser of (i) the price paid per share for equity securities by the investors in Qualified Financing multiplied by 0.80 and (ii) the quotient resulting from dividing $6,000,000 by the fully diluted capitalization of the Company, including the unissued option pool, immediately prior to Qualified Financing.

On the same day, the Board of Directors and note holders approved the amendment of 2021A Series Notes and 2023 Series Notes extending the maturity dates to May 20, 2027.

2023 series notes issued in 2023, 2024 and 2025 amounted to an aggregate principal value of $161,500, $410,500 and $599,990 respectively.

A summary of relevant account balances related to convertible notes payable as of December 31, 2025 and 2024 and for the years then ended are as follows:

					December 31, 2025						
Note Series	**Interest rate**		**Valuation cap**		**Discount at triggering event**		**Amount**		**Interest expense**		**Accrued interest**
2021A	4%	$	6,000,000		80%, 90%, or 100%	$	195,000	$	7,800	$	33,195
2023	4%	$	6,000,000		80%		1,171,990		38,644		57,701
						$	1,366,990	$	46,444	$	90,896

					December 31, 2024						
Note Series	**Interest rate**		**Valuation cap**		**Discount at triggering event**		**Amount**		**Interest expense**		**Accrued interest**
2021A	4%	$	6,000,000		80%, 90%, or 100%	$	195,000	$	7,821	$	25,396
2023	4%	$	6,000,000		80%		572,000		15,762		19,057
						$	767,000	$	23,583	$	44,453

NOTE 5: FUTURE EARNING OBLIGATIONS

As of December 31, 2025 and 2024, the future earning obligations consisted of the following:

	2025		**2024**	
Echedry Vargas	$	78,288	$	78,288
Emmanuel Clase		310,441		157,980
Leonardo Bernal		76,786		-
Jhostynxon Garcia		101,713		-
Carlos Lagrange		20,351		-
Total		587,579		236,268
Unamortized discount on future earnings obligation		(126,052)		(88,136)
Total future earnings obligations, net of discount	$	461,527	$	148,132

For the year ended December 31, 2025 and 2024, the Company amortized a discount on the future earning obligations of $33,573 and $10,205, respectively, recognized as interest expense in the consolidated statements of operations. There was no adjustment to the carrying value of the obligations as of December 31, 2025 or 2024 as the present value of future cash flow projections were below the initial carrying value of the obligations. The activity of the future earnings obligations as of and for the years ended December 31, 2025 and 2024 was as follows:

FINLETE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

	Proceeds	Offering Costs	Net Value	Proceeds	Offering Costs	Net Value	Proceeds	Offering Costs	Net Value
Balance as at December 31, 2023	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loan additions	78,288	(34,045)	44,243	157,980	(64,296)	93,684	-	-	-
Loan payments	-	-	-	-	-	-	-	-	-
Discount amortization	-	2,812	2,812	-	7,393	7,393	-	-	-
Balance as at December 31, 2024	78,288	(31,233)	47,055	157,980	(56,903)	101,077	-	-	-
Loan additions	-	-	-	157,694	(31,377)	126,317	76,786	(16,063)	60,723
Loan payments	-	-	-	(5,233)	-	(5,233)	-	-	-
Discount amortization	-	2,835	2,835	-	27,510	27,510	-	797	797
Balance as at December 31, 2025	$ 78,288	$ (28,398)	$ 49,890	$ 310,441	$ (60,770)	$ 249,671	$ 76,786	$ (15,266)	$ 61,520

	Proceeds	Offering Costs	Net Value	Proceeds	Offering Costs	Net Value	Proceeds	Offering Costs	Net Value
Balance as at December 31, 2023	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loan additions	-	-	-	-	-	-	236,268	(98,341)	137,927
Loan payments	-	-	-	-	-	-	-	-	-
Discount amortization	-	-	-	-	-	-	-	10,205	10,205
Balance as at December 31, 2024	-	-	-	-	-	-	236,268	(88,136)	148,132
Loan additions	101,713	(19,799)	81,914	20,351	(4,250)	16,101	356,544	(71,490)	285,054
Loan payments	-	-	-	-	-	-	(5,233)	-	(5,233)
Discount amortization	-	1,924	1,924	-	507	507	-	33,573	33,573
Balance as at December 31, 2025	$ 101,713	$ (17,875)	$ 83,838	$ 20,351	$ (3,744)	$ 16,607	$ 587,579	$ (126,052)	$ 461,527

Share on professional athelete's future earnings:

Player Payment	up to 10% (proportional to the amount Finlete Funding pays to the Player) of all pre-tax future professional baseball earnings made by this Player from January 15, 2024.	up to 3.0% (proportional to the amount Finlete Funding pays to the Player) of all pre-tax future professional baseball earnings made by this Player from July 16, 2024.	up to 5.0% (proportional to the amount Finlete Funding pays to the Player) of all pre-tax future professional baseball earnings made by this Player from October 22, 2024.	up to 1.0% (proportional to the amount Finlete Funding pays to the Player) of all pre-tax future professional baseball earnings made by this Player from March 22, 2025.	up to 1.0% (proportional to the amount Finlete Funding pays to the Player) of all pre-tax future professional baseball earnings made by this Player from August 20, 2025.
Contract length	25 years	25 years	25 years	25 years	25 years
Investor share	90% of player's payment less any applicable fees, prorated based on number of shares held.	90% of player's payment less any applicable fees, prorated based on number of shares held.	90% of player's payment less any applicable fees, prorated based on number of shares held.	Payments equal to 0.0009 multiplied by the number of issued and outstanding shares as of the last date of the measurement period, less any taxes payable fees, prorated based on of shares issued held.	Payments equal to 0.0009 multiplied by the number of issued and outstanding shares as of the last date of the measurement period, less any taxes payable fees, prorated based on of shares issued held.
Company share	10% of player's payment, with distribution to be approved by the Board of Directors	10% of player's payment, with distribution to be approved by the Board of Directors	10% of player's payment, with distribution to be approved by the Board of Directors	The remaining amount of the player's payment in excess of the investor share, with distribution to be approved by the Board of Directors	The remaining amount of the player's payment in excess of the investor share, with distribution to be approved by the Board of Directors

	Luis Baez	Tirso Ornelas	Winston Santos	Emiliano Teodo	Aroon Escobar
Share on professional athelete's future earnings:					
Player Payment	up to 1.0% (proportional to the amount Finlete Funding pays to the Player) of all pre-tax future professional baseball earnings made by this Player from February 28, 2025.	up to 1.0% (proportional to the amount Finlete Funding pays to the Player) of all pre-tax future professional baseball earnings made by this Player from March 19, 2025.	up to 1.0% (proportional to the amount Finlete Funding pays to the Player) of all pre-tax future professional baseball earnings made by this Player from March 21, 2025.	up to 1.0% (proportional to the amount Finlete Funding pays to the Player) of all pre-tax future professional baseball earnings made by this Player from March 21, 2025.	up to 1.0% (proportional to the amount Finlete Funding pays to the Player) of all pre-tax future professional baseball earnings made by this Player from July 4, 2025.
Contract length	25 years	25 years	25 years	25 years	25 years
Investor share	Payments equal to 0.0009 multiplied by the number of issued and outstanding shares as of the last date of the measurement period, less any taxes payable fees, prorated based on of shares issued held.	Payments equal to 0.0009 multiplied by the number of issued and outstanding shares as of the last date of the measurement period, less any taxes payable fees, prorated based on of shares issued held.	Payments equal to 0.0009 multiplied by the number of issued and outstanding shares as of the last date of the measurement period, less any taxes payable fees, prorated based on of shares issued held.	Payments equal to 0.0009 multiplied by the number of issued and outstanding shares as of the last date of the measurement period, less any taxes payable fees, prorated based on of shares issued held.	Payments equal to 0.0009 multiplied by the number of issued and outstanding shares as of the last date of the measurement period, less any taxes payable fees, prorated based on of shares issued held.
Company share	The remaining amount of the player's payment in excess of the investor share, with distribution to be approved by the Board of Directors	The remaining amount of the player's payment in excess of the investor share, with distribution to be approved by the Board of Directors	The remaining amount of the player's payment in excess of the investor share, with distribution to be approved by the Board of Directors	The remaining amount of the player's payment in excess of the investor share, with distribution to be approved by the Board of Directors	The remaining amount of the player's payment in excess of the investor share, with distribution to be approved by the Board of Directors

NOTE 6: STOCKHOLDERS' EQUITY/(DEFICIT)

As of January 25, 2021, the Company is authorized to issue 10,000,000 shares of common stock and have a par value of $0.00001 per share.

On July 12, 2024, the Company amended and restated the certificate of incorporation to have two classes of stock: common stock and preferred stock. The Company is authorized to issue 160,000,000 shares of common stock and 40,000,000 shares of preferred stock, both with par value of $0.00001 per share.

Preemptive Rights

No shareholders holding common stock shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of for other securities of any class, or for rights, warrants or options to purchase stock, of for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless authorized by the Company.

Voting Rights

The holders of the outstanding shares of common stock are entitled to cast one vote in person or by proxy for each share of the common stock outstanding in his/her name.

Voting rights of preferred stock shall be determined by the Board of Directors.

Dividends

The dividend rates, dates and preferences of dividends of preferred stock shall be determined by the Board of Directors.

Subject to the rights of holder of preferred stock, holders of common stock shall be entitled to receive such cash dividends as may be declared by the Board of Directors from time to time, out of assets or funds of the Company legally available. The Board of Directors may also issue shares of common stock in the form of distributions pursuant to a stock dividend or split-up of the common stock.

Common Stock Transactions

Issuance of Common Stock in Exchange for Services Rendered

On October 22, 2024, the Company granted 50,000 shares of common stock to an advisor in exchange for the services rendered. This was recognized at common stock's then fair value of $0.00001 per share.

On February 24, 2025, the Company granted another 50,000 shares of common stock to the same advisor in exchange for the services rendered. This was recognized at common stock's then fair value of $0.00001 per share.

FINLETE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

Issuance of Restricted Common Stock for Cash

On September 12, 2024, the Company issued 55,325,000 shares of restricted common stock for a total purchase price of $553. This restricted stock purchase has a repurchase option. In the event of the voluntary or involuntary termination of the purchaser's continuous service status, with or without cause, the Company shall upon the date of such termination have an irrevocable, exclusive repurchase option for a period of two months from such date to repurchase all or any portion of the unvested shares held by the purchaser as of the termination date at a per share price equal to the purchase price (adjusted for any stock splits, stock dividends and the like).

As of December 31, 2025 and 2024, there were 45,624,106 and 31,928,726 shares vested, respectively.

Restricted Stock Agreements (RSA)

On July 14, 2024, one consultant forfeited all rights, title and interest on the 100,000 restricted common stock granted to him in 2021.

On November 20, 2025, the Company granted 91,250 shares of restricted common stock to various consultants, which were valued at the common stock's fair value of $0.00001 per share and recorded as compensation expense as vesting occurs. The vesting of these shares is monthly within 24 months. 75,000 shares vested in 2022 and 16,250 shares vested in 2023.

As of December 31, 2025, all these shares were vested and stock compensation expense of $1 was recorded.

Treasury Stock

On March 14, 2024, the Company repurchased 318,750 shares of common stock for $3 cash.

On March 20, 2025, the Company repurchased 869,565 shares of common stock for $50,000 promissory note which bears 7% annual interest. On May 22, 2025, the Company fully paid the note and incurred an interest of $615.

Common Stock Outstanding

As of December 31, 2025 and 2024, there were 63,810,000 and 64,538,315 shares of common stock outstanding, respectively.

Stock Options

The Company has adopted the 2021 Equity Incentive Plan (the "Plan"), which provides for the grant of stock options, stock appreciation rights, restricted stock awards and other stock awards to employees, directors and consultants. The Company has reserved 1,500,000 shares of common stock for issuance under the Plan. In October 2025, the Company approved an increase in the total amount of shares of common stock reserved for issuance under the Plan by 5,456,250 bringing the total shares reserved to 6,956,250 shares. Shares available for issuance under the Plan were 4,796,868 and 1,387,500 of December 31, 2025, and 2024, respectively.

There were no outstanding stock options as of December 31, 2024. A summary of options activities for the year ended December 31, 2025 are as follows:

	Options	Weighted Average Exercise Price	
Outstanding - beginning of year	-	$	-
Granted	1,955,632	$	0.00
Exercised	-	$	-
Forfeited	-	$	-
Outstanding - end of year	1,955,632	$	0.00
Exercisable at end of year	1,063,965	$	0.00
Intrinsic value of options outstanding at year-end	$	-	
Weighted average duration (years) to expiration of outstanding options at year-end	9.81		
Weighted average duration (years) to expiration of exercisable options at year-end	9.81		

The stock option issuances were valued using the using the following inputs for the year ended December 31, 2025:

Risk free interest rate	3.65% to 3.74%
Expected dividend yield	0.00%
Expected volatility	50.00%
Expected life (years)	6 to 7

The option issuances had trivial fair value and accordingly, no stock-based compensation was recorded for the years presented. Remaining unvested options as of December 31, 2025 vest over a weighted average remaining period of 13 months.

FINLETE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

NOTE 7: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2025 and 2024, the Company had net deferred tax assets before valuation allowance of $447,639 and $261,383, respectively.

The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2025	**2024**
Deferred tax assets on:		
Net operating loss carryforwards	$ 422,203	$ 248,944
Accrued interest	25,436	12,440
Total	447,639	261,383
Valuation allowance	(447,639)	(261,383)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2025 and 2024, cumulative losses through December 31, 2025, and no history of generating taxable income.

Therefore, valuation allowances of $447,639 and $261,383 were recorded as of December 31, 2025 and 2024, respectively. Valuation allowance increased by $186,256 during 2025. Deferred tax assets were calculated using the Company's combined effective tax rate, which is estimated to be 28.0%. The effective rate is reduced to 0% for 2024 and 2025 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. For the years ended December 31, 2025 and 2024, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,508,752 and $465,357, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax position through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2025 tax years remain open to examination.

NOTE 8: RELATED PARTY TRANSACTIONS

Due to Related Party

During 2025, the Company owes George Robert Connolly, Chief Executive Officer (CEO), $5 for settlement of the amount due to Finlete Funding related to the Company's investment. This amount remains outstanding as of December 31, 2025. This balance does not have a formal agreement but is considered non-interest bearing and payable on demand.

Payroll

The Company's CEO and Chief Operating Officer (COO) have an annual salary of $60,000 each for the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, total accrued payroll amounted to $84,656 and $83,393, respectively, which is included in accounts payable and accrued expenses in the consolidated balance sheet.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Future Earning Obligations Offerings

On February 17, 2026, Finlete Funding entered into an athlete agreement with Esteban Mejia and intends to launch a Reg CF offering related to this agreement in the near term.

On April 14, 2026, Finlete Funding entered into an athlete agreement with Christian Zazueta and intends to launch a Reg CF offering related to this agreement in the near term.

Subsequent to December 31, 2025, Finlete Funding has closed the raise of capital through its Reg CF offerings, including offerings related to the following athlete agreements: Carlos Lagrange, Tirso Ornelas, Winston Santos, and Aroon Escobar.

Additionally, Finlete Funding has continued to raise capital through its Reg CF offerings, including offerings related to the following athlete agreements: Esteban Mejia and Christian Zazueta.

SAFE Financing

On January 13, 2026, the Board of Directors approved the issuance of SAFE to Call Up Fund 1, LLC ("Investor") in exchange for an initial cash investment of $100,000, with a post-money valuation cap of $15,000,000. The Board authorized the issuance of additional SAFEs to the Investor up to $1,000,000 (including the $100,000 issued) on substantially similar terms.

Management's Evaluation

Management has evaluated subsequent events through July 8, 2026, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

Exhibit B

Offering Page



The community round is live

You backed the athletes. Now own the platform.

You already know what we're building. You helped build it. Now you can own a piece of the entire company, from $1,000.

LIVE

$0
raised from 0 investors

0% of goal — Goal: $500K

$1,000	$18M	SAFE
MINIMUM	VALUATION CAP	AGREEMENT

Start Investment

SEC Filings · Investor Education · Offering Circular

INTRODUCTION

First things first

A quick note from our CEO

THE TRACTION

Real fans. Real money. Real momentum.

This isn't an idea, it's a platform people already use, and it's growing.

$938,497	1,128	743
Investment volume	Investments	Investors
25.6%	**$1,263**	**12**
Repeat investor rate	Average investment	Athletes funded

Cumulative capital invested by fans
February 2024 → Present
$959,991
TO DATE

Capital invested into the athlete crowdfunding offerings issued by Finlete Funding, Inc.

THE ATHLETES

The talent speaks volumes

Real prospects with real pedigree want to raise on Finlete.

TOP 100
Carlos Lagrange
Yankees · P · Triple-A
TOP 100
Christian Zazueta
Dodgers · P · Double-A
MLB DEBUT
Jhostynxon Garcia
Pirates · OF · Triple-A

INVESTOR PERKS

Bigger stake, bigger experience

Invest more to unlock unique perks.

$5,000
ALL-STAR
- Free merchandise
- First to know when we sign new athletes

Invest $5,000

$10,000
MVP
- Everything in All-Star
- Invitation to annual shareholder meeting

Invest $10,000

$50,000
HALL OF FAME
- Everything in MVP
- Invitation to annual founder's dinner

Invest $50,000

THE TERMS

Community Round

We're using a SAFE, the most popular agreement for raising seed capital.

INSTRUMENT	VALUATION CAP	MINIMUM
SAFE	$18M	$1,000

See Offering Circular for complete terms and details.

BUSINESS MODEL

How Finlete makes money

Two revenue streams today. More on the roadmap.

25%
From the sale of shares
Finlete's cut of the capital raised in each athlete offering.

10%
Success fee
Finlete's cut of the capital received from athlete earnings.

REVENUE ROADMAP

- Merchandise
- Experiences
- Events
- Secondary market
- Scouting reports
- Additional services for athletes

THE PLAN

Use of funds

How we plan to deploy the proceeds of this raise.

General working capital and operations	40.00%
Platform development and technology	25.75%
Marketing and business development	25.75%
Intermediary fee (DealMaker)	8.50%
Total	100.00%

See Offering Circular for complete terms and details.

THE TEAM

Who you're backing

These are the people building Finlete.

Rob Connolly
Co-founder & CEO
Two-time startup founder and CEO, both acquired. Entrenched in baseball, deep ties with players, agents, and the MLB Players Association.

Max Eisenberg
Co-founder & COO
Co-founded sports-tech startup (clients: MLB, NFL, ESPN). First employee at a startup acquired by a Fortune 500 company. Family office allocator.

Michael Bryan
Advisor
Ex-Big League Advantage

Paul Anderson
Advisor
SVP, Barstool Sports

Barry Hott
Advisor
Growth Leader

Eric Urhausen
Advisor
Engineering Leader

FAQ

Frequently asked questions

Answers to common questions about the offering. Tap a question to expand.

- Why invest in startups? +
- How much can I invest? +
- How do I calculate my net worth? +
- What are the tax implications of an equity crowdfunding investment? +
- Who can invest in a Regulation CF Offering? +
- What do I need to know about early-stage investing? Are these investments risky? +
- When will I get my investment back? +
- Can I sell my shares? +
- What happens if a company does not reach their funding target? +
- How can I learn more about a company's offering? +
- What if I change my mind about investing? +
- How do I keep up with how the company is doing? +
- What relationship does the company have with DealMaker Securities? +
- What is the company's implied valuation? +

DISCUSSION

Questions & comments

Ask us anything about the raise. We read every comment.

FINLETE

Form C · Offering Circular · DealMaker · Regulation CF · finlete.com

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of each investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Exhibit C

Certificate of Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:43 PM 08/29/2024
FILED 04:43 PM 08/29/2024
SR 20243557046 - File Number 4840553

RESTATED CERTIFICATE OF INCORPORATION

of

FINLETE, INC.

Finlete, Inc. (hereinafter referred to as the "Corporation") is a corporation duly organized and existing under the General Corporation Law of the State of Delaware (as the same exists or may hereafter by amended the "DGCL"), does hereby restate its Articles of Incorporation and does certify as follows:

Finlete, Inc. filed its original Certificate of Incorporation with the Delaware Secretary of State on January 25, 2021.

This Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL and restates, integrates and supersedes the provisions of the original Certificate of Incorporation.

The text of the original Certificate of Incorporation is hereby restated and integrated to read in its entirety as follows:

ARTICLE I
(Name)

The name of the corporation is Finlete, Inc.

ARTICLE II
(Address of Registered Office)

The address of the Corporation's registered office in the State of Delaware is 131 Continental Drive, Suite 305, in the city of Newark 19713.

The name of the registered agent at that address is LEGALINC Corporate Services, Inc.

ARTICLE III
(Corporate Purpose and Term of Existence)

SECTION ONE. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL and Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this Corporation is organized.

SECTION TWO.   The Corporation shall:

a.   have the power to have succession by its corporate name in perpetuity, or until dissolved and. its affairs wound up according to law.

b.   have the power to sue and be sued in any court of law or equity.

c.   have the power to make and enter into contracts.

d.   have the power to hold, purchase and convey real and personal estate and. to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Delaware, or in any other state, territory or country.

e.   have the power to appoint such officers and agents as the affairs of the Corporation shall require and allow them suitable compensation.

f.   have the power to make bylaws not inconsistent with the constitution or laws of the United States, or of the State of Delaware, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders.

g.   have the power to wind up and dissolve itself, be wound down, or dissolved.

h.   have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is used, to alter the same. The use of a seal or stamp by the Corporation on any corporate documents is not necessary. The Corporation may use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document.

i.   have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object.

j.   have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Delaware, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.

k.   shall have the power to purchase, hold, sell and transfer shares of its own capital stock and use therefore its capital, capital surplus, surplus or other property or fund.

l.	shall have the power to conduct business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Delaware and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia and in any foreign country.

m.	shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its Certificate of Incorporation, or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the Corporation, whether or not such business is similar in nature to the purposes set forth in the Certificate of Incorporation of the Corporation, or any amendment thereof.

n.	shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes.

o.	shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.

SECTION THREE.	Term of Existence. The Corporation shall have perpetual existence.

ARTICLE IV
(Authorized Capital Stock)

SECTION ONE: The Corporation shall have two classes of stock: Common Stock and Preferred Stock with rights and privileges as set forth below:

a.	Classes and Number of Shares. The total number of shares of all classes of stock, which the Corporation shall have authority to issue shall be one hundred sixty million (160,000,000) shares of common stock, par value of $0.00001 per share (the "Common Stock") and forty million (40,000,000) shares of preferred stock, par value of $0.00001 per share (the "Preferred Stock").

b.	Powers and Rights of Common Stock.

(i)	Preemptive Right. No shareholders of the Corporation holding Common Stock shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation.

(ii)	Voting Rights and Powers. With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name.

(iii)   Dividends and Distributions.

A.   Cash Dividends. Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefore; and

B.   Other Dividends and Distributions. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock.

(iv)   Other Rights. Except as otherwise required by the DGCL and as may otherwise be provided in this Certificate of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation.

c.   Series of Preferred Stock. The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board in its sole discretion, authority to do so being hereby expressly vested in the Board. The authority of the Board with respect to each such series of Preferred Stock will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(i)   the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(ii)   the voting powers, if any, of the shares of such series and whether such voting powers are full or limited;

(iii)   whether dividends, if any, will be cumulative or noncumulative, the dividend rate or rates of such series and the dates and preferences of dividends on such series;

(iv)   the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(v)   the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(vii)   the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(viii)   the provisions, if any, of a sinking fund applicable to such series; and

(ix)   any other relative, participating, optional or other powers, preferences or rights, and any qualifications, limitations or restrictions thereof, of such series.

(d)   <u>Issuance of the Common Stock and the Preferred Stock.</u> The Board may from time to time authorize by resolution the issuance of any or all shares of the Common Stock and the Preferred Stock herein authorized in accordance with the terms and conditions set forth in this Certificate of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the Preferred Stock, in one or more series, all as the Board in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law. The Board, from time to time, also may authorize, by resolution, options, warrants and other rights convertible into Common or Preferred stock (collectively "securities"). The securities must be issued for such consideration, including cash, property, or services, as the Board may deem appropriate, subject to the requirement that the value of such consideration be no less than the par value of the shares issued. Any shares issued for which the consideration so fixed has been paid or delivered shall be fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon, provided that the actual value of such consideration is not less that the par value of the shares so issued. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock only to the then holders of the outstanding shares of the Common Stock.

(e)   <u>Cumulative Voting.</u> Except as otherwise required by applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation, if such a vote were taken at a meeting of the Shareholders by written ballot, proxy or voice vote, as the Chairman of the meeting shall allow.

(f)   <u>One Class.</u> Except as otherwise required by the DGCL, this Certificate of Incorporation, or any designation for a series of Preferred Stock (which may provide that an alternate vote is required):

(i)   all shares of capital stock of the Corporation shall vote together as one class on all matters submitted to a vote of the shareholders of the Corporation; and

(ii)   the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter.

(g)   <u>Section 242(bX2) Election.</u> For the avoidance of doubt, the intent of sub-paragraph (f), directly above, is, and the operation of Section 4(f) shall be, that, without limitation, (i) the number of authorized shares of Common Stock, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, with no vote of any holders of a particular class or series of stock, voting as a separate class or series, being required; and (ii) unless otherwise set forth in a certificate of designations for the applicable class or series of Preferred Stock, the number of authorized shares of any class or series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, with no vote of any holders of a particular class or series of stock, voting as a separate class or series, being required.

SECTION 2.   General Shareholder Rights.

      a.   Except as otherwise expressly required by law or provided in this Restated Certificate of Incorporation, as it may be amended and/or restated from time-to-time (hereinafter referred to as the "Certificate"), each holder of record of shares of Common Stock on the relevant record date shall be entitled to vote except on those shareholder actions taken without a meeting by written action

      b.   Voting for directors of the Corporation whether to occupy a vacant seat, or to be removed with or without cause may be done by written action.

      c.   Subject to any other provisions of this Certificate and the rights of holders of stock under a Voting Rights Agreement or other limiting agreement between the Corporation and an investor in the Corporation, holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in case, stock or property of the Corporation when, as and if declared thereon by the Board of Directors from time-to-time in respect of the Comon Stock out of assets or funds of the Corporation legally available therefor.

      d.   In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity), the holders of each share of Common Stock shall be entitled to receive that same per share consideration on a per share basis.

      e.   Shareholder Vote in Lieu of Meeting by Written Action.   On any action required to have a vote by the shareholders, a majority vote of the shareholders may be by written action without a meeting, without prior notice, and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation in the manner required by DGCL § 228.

      f.   Voting Rights for Restricted Stock Units and Grants: For purposes of voting on any action required by the shareholders, holders of Restricted Stock Units by grant from the Corporation may vote their total number of awarded stock despite not having possession over the shares which may not be fully vested as though it were fully vested.

      g.   Private Property of Stockholders.   The private property of stockholders shall not be subject to the payment of corporate debts to any extent whatsoever and the stockholders shall not be personally liable for payment of the Corporation's debts.

SECTION 3. Power to Sell and to Purchase Shares.

a. Subject to the requirements of applicable law, the Corporation shall have the power to issue and sell or any part of any shares of any class or series of stock herein or hereafter authorized the such persons, and for such consideration, as the Board of Directors shall from time-to-time, in its discretion, determine, whether or not greater consideration could be received upon the issue or sale of the same number of shares. Subject to the requirements of applicable law, the Corporation shall have the power to purchase any shares of any class or series of stock herein or hereafter authorized from such persons, and for such consideration, as the Board of Directors shall, from time-to-time, in its discretion, determine, whether or not less consideration could be paid upon the purchase of the same number of shares, as otherwise permitted by law.

b. Exercise of such discretion by the Board of Directors when a sale of shares or a purchase of shares could have been for more or for less money, as the case may be, shall not be construed as a breach of the Directors' fiduciary responsibilities so long as there is a reasonable business purpose.

ARTICLE V
(Board of Directors)

SECTION 1. Directors of the Corporation.

a. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

b. The Board of Directors shall consist of not fewer than two members, the exact number of which shall be fixed from time-to-time by resolution adopted by the affirmative vote of the Board of Directors then in office. The Board may operate with a single member in the event of a vacancy.

c. Each Director shall hold office for a term of three years commencing on the next regular or special meeting of the Board of Directors following the filing of this Restated Certificate, staggered, such that an election for only one seat comes up in any designated year (until there are more than five members, then two may come up for election in any given year). The first Board that is empaneled following the filing of this Restated Certificate may adjust the Directors then in office to serve for more than three years or fewer than three years before the seat is up for election to allow for staggered voting of Directors.

d. Each Director shall hold office until the next election occurs for his or her seat and until his or her successor is duly elected and qualified, or until his or her earlier resignation, incapacity, death or removal.

e. Any vacancies on the Board of Directors may be filled by a majority of the Directors then in office, either by a vote at a meeting held for the purpose, or by written action, and by written action if there is only one remaining Director.

f.   Removal of Directors.   Except as may otherwise be provided in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, any director may be removed from office only by the affirmative vote of the holders of not less than a majority of the voting power of the issued and outstanding stock entitled to vote. Failure of an incumbent director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote. A director may be removed from office by a majority of the remaining members of the Board for cause including, but not limited to: conviction of a felony, disruptive conduct after written warning by the Board of Directors to cease such behavior whether within the Corporation or outside of the Corporation, behavior that amounts to misconduct, conflict of interest, or self-dealing without appropriate approval of such conduct in advance by the Board of Directors, theft of Corporate property, discovery of an intentional diversion of business by the Director to another company whether or not the Director profited or not except for referral of business where the Corporation had no direct product, service or offering to such potential or existing customer, or failure to appear without advance notice to the Board of two or more consecutive Board meetings (vacations, personal leave and other excused absences notwithstanding), and other disruptive or inappropriate conduct or actions that the Board asserts is harmful to the Corporation's reputation, revenues or personnel following a written warning from the Board with the conduct unabated.

g.   Interested Director Actions.   No contract or transaction between this Corporation and any of its directors, or between this Corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the Director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested Director was present at the meeting of the Board which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that:

(i)   the interest of each such Director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have, nonetheless, ratified and approved such contract or transaction (such interested Director or Directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or

(ii)   the conditions of DGCL Title 8, Section 144 are met.

(iii)   A Director may vote for himself in any election of directors and may participate in other business dealings and arrangements; a Director may serve on other boards so long as each such instance is disclosed and ratified pursuant to subsection g(i), above. If the Board of Directors is required to vote on any measure that includes compensation, benefits, stock grants or other compensation, on discipline or removal directed toward a Director's behalf who is eligible to vote, if the Board consists of three or fewer Directors, or if the Board has a quorum and three or fewer directors are present, then the affected Director may vote despite a possible or actual conflict of interest. A minimum of two directors and a quorum present must be in attendance or by written action to vote on any measure that may fall under this Interested Director section g, sub-paragraph (iii).

SECTION 2.   Specific Powers of the Board of Directors.

a.   In furtherance, and not in limitation of, the powers conferred by the laws of the DGCL, the Board is expressly authorized and empowered:

(i)   to make, alter, amend, and repeal the Bylaws;

(ii)   subject to the applicable provisions of the Bylaws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to stockholder inspection, provided that no stockholder shall have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board or of the stockholders of the Corporation;

(iii)   to authorize and issue, without stockholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including after-acquired property;

(iv)   to determine whether any and, if so, what part of the earned surplus of the Corporation shall be paid in dividends to the stockholders, and to direct and determine other use and disposition of any such earned surplus;

(v)   to fix, from time to time, the amount of the profits of the Corporation to be reserved as working capital or for any other lawful purpose;

(vi)   to establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participations;

(vii)   to designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the Bylaws, shall have and may exercise the powers of the Board; and

(viii)   to provide for the reasonable compensation of its own members by Bylaw, and to fix the terms and conditions upon which such compensation will be paid.

b.   In addition to the powers and authority hereinbefore, or by statute, expressly conferred upon it, the Board may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the laws of the State of Delaware, of this Certificate of Incorporation, and of the Bylaws of the Corporation.

ARTICLE VI
(Limitation of Directors' Liability and Indemnification)

a. To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a Director.

b. <u>Indemnification in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation</u>. The Corporation shall, to the fullest extent permitted by the DGCL and applicable Delaware law as in effect at any time, indemnify, hold harmless and defend any person who:

(i) was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, and

(ii) was or is a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person was or is a director or officer of the Corporation or any direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

(iii) The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea or nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

c. Neither any amendment nor repeal of this Article VI nor the adoption of any provision of the Corporation's Certificate inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

d. <u>Authorization of Indemnification</u>. Any indemnification or defense under this Indemnification Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination:

> (i)   by directors constituting a majority of the Board and who are not parties to such action, suit or proceeding, even though less than a quorum, or

> (ii)   by a committee of such directors designated by a majority of the Board who are not parties to such action, even though less than a quorum, or

> (iii)   if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or

> (iv)   by the stockholders. Such a determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth herein or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

     e.   Expenses, including attorneys' fees, incurred by a current or former director or officer in defending any action, suit or proceeding described in this Article VI shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer. The timing of the payments under the Corporation's obligation to pay indemnification costs and expenses shall allow for the Corporation to spread out costs dependent on cash flows and available capital but not to limit the scope of the total exposure to the Company of the costs, judgment, appeal, travel, competent counsel and expert witnesses.

     f.   Notwithstanding anything contained in this Article VI to the contrary, except for proceedings to enforce rights to indemnification and defense, the Corporation shall not be obligated to indemnify, hold harmless or defend any director, officer, employee or agent in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board.

     g.   Notwithstanding anything contained in this Article VI to the contrary, the prevailing party shall not be entitled to recover from the other party reasonable attorneys' fees, costs and expenses incurred in connection with the prosecution or defense of such action to the extent that such fees, costs and expenses relate to "internal corporate claims" as defined in Section 109(b) of the DGCL. Should such proceeding result in an award by the Court or arbitrator to the person indemnified under this Article VI, any funds received under such award shall first repay the costs and expenses of the litigation paid in advance by the Company, then, second, any remaining award shall be released to the person granted such award, so long as such person was personally sued and personally recovered the funds on his or her own behalf, but not on an award recovered on behalf of the Corporation where the person was representing the Corporation and not sued individually.

h.   Indemnification Agreements. The Corporation shall have the express authority to enter into such agreements as the Board deems appropriate for the indemnification of present or future directors and officers of the Corporation in connection with their service to, or status with, the Corporation or any other corporation, entity or enterprise with whom such person is serving at the express written request of the Corporation.

ARTICLE VII
(Stockholder Meetings)

a.   Annual or Special Meetings of the Stockholders may be held within or without the State of Delaware, as the By-Laws may provide. Meetings may be held telephonically or by internet service such as Zoom or the equivalent with coordinates of how to log in or connect to the meeting provided in the Notice of Meeting and with the proposed agenda.

b.   Only the Board is authorized to call a special meeting of the shareholders by notice and meeting and is authorized to:

(ii)   take written action by a majority of the shareholders without a meeting, without prior notice, and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation in the manner required by DGCL § 228.

(iii)   An Annual Meeting of Shareholders shall not be required to be conducted by the Corporation unless and until the number of shareholders exceeds 100 separate shareholders, then all such notice, scheduling and agenda requirements shall be established by the Board of Directors in accordance with the DGCL and the By-Laws.

(iv)   Stockholder Written Action without a Meeting. Any action required or permitted to be taken by the stockholders of the Corporation must be effective at a duly called annual meeting or at a special meeting of stockholders of the Corporation, unless such action requiring or permitting stockholder approval is approved by a majority of the directors, in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of voting stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and this Certificate of Incorporation have been satisfied. "Present," for purposes of this Certificate, shall mean in-person, by telephone, by approved proxy, or an on-line application such as "ZOOM" or its equivalent audio and video service.

(vi)   Special Meetings of the Stockholders. Special meetings of the stockholders of the Corporation may not be called by any other person or persons than through a majority vote of the Board of Directors. Each meeting shall be held at such date and time as requested by the Board, within the limits fixed by law, or such action or matter that otherwise would have been discussed and voted upon by the stockholders in a duly called meeting is accomplished through written action without a meeting as set forth in Article VII b (iv). The Board of Directors has final discretion whether to call a meeting or have the matter discussed and determined and decided by written action provided the holders of the minimum number of shares necessary to authorize or take such action were present and voted.

ARTICLE VIII
(Amendment of By-Laws)

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter, or repeal the By-Laws as provided for therein. The By-Laws may also be repealed by the affirmative vote of the holders of at least 67% of the voting power of the outstanding shares entitled to vote for the election of Directors which may occur by written action pursuant to Article VII b (iv) or at a duly noticed annual or special meeting of the stockholders.

ARTICLE IX
(Exclusive Forum)

SECTION ONE.   Unless the Corporation, through the Board of Directors, consents in writing to the selection of an alternative forum (such as California, where its principal place of business shall reside), the Court of Chancery of the State of Delaware or, as further provided below, the United States District Court for the District of Delaware, shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

a.   any derivative action or proceeding brought on behalf of the Corporation;

b.   any action asserting a claim of a breach of fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation or to the Corporation's stockholders;

c.   any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Certificate, the By-Laws of the corporation, or

d.   any action asserting a claim against the Corporation governed by the internal affairs doctrine, in each case subject to the Court of Chancery of the State of Delaware having jurisdiction over the subject matter and personal jurisdiction over the indispensable parties names as defendants therein. Cases involving claims for which the Court of Chancery of the State of Delaware lacks jurisdiction shall, to the fullest extent permitted by law, be brought in the United States District Court for the District of Delaware.

e.   For any proceedings where the Board of Directors has authorized a forum outside the State of Delaware, on any matters related to a through d directly above, the choice of law shall always be Delaware law regardless of forum choice or convenience of parties.

SECTION TWO.   For any matter or action not involving issues regarding Article IX, Section One, subsections a-d, the Corporation, through its Board of Directors may select the forum in California, choosing U.S. District Court or California Superior Court in the county or district where the alleged action(s) occurred, where any property dispute is located, or the U.S. District of California or the California Superior Court as recommended by the Corporation's counsel and acceptable to the Board of Directors. For all matters where a contractual arbitration clause is included, and for all matters the Corporation initiates in California other than those under Article IX, Section One, subsections a-d, above, the Board may elect to resolve the matter through binding arbitration with a single neutral, wherever possible and under California law. The Board shall endeavor to have its contracts and agreements drafted to contain mandatory binding arbitration language with forum and venue selection consistent with this paragraph.

ARTICLE X
(Amendment to the Certificate of Incorporation)

The Corporation reserves the right to amend, alter, change or repeal any provision in this Certificate in the manner now or hereafter prescribed in this Certificate or the DGCL, and all rights herein conferred upon stockholders are granted subject to such reservation; provided, however, that, notwithstanding any other provision of this Certificate, the affirmative vote of the holders of at least 51 percent of the voting power of the outstanding shares entitled to vote for the election of directors shall be required to amend, alter, change or repeal, or to adopt any provision of this Certificate which may also be a vote by written action in lieu of a meeting.

The headings contained herein are for readers' convenience only, do not constitute a part of this Certificate of Incorporation, and shall not be deemed to limit or affect any of the provisions hereof.

IN WITNESS WHEREOF, the undersigned has executed this Restated Certificate of Incorporation as of July 12, 2024

G. Robert Connolly
CEO and Acting Secretary of
Finlete Inc.

Exhibit D

SAFE Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

FINLETE, INC.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by **[INVESTOR]** (the "**Investor**") of **$[INVESTMENT AMOUNT]** (the "**Purchase Amount**") on or about **[DATE]**, **Finlete, Inc.**, a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

This Safe is based on the form available at http://ycombinator.com/documents. The Company and the Investor acknowledge that Section 4 (Investor Representations) has been removed from the standard form, as such representations are contained in the Subscription Agreement executed by the Investor in connection with this offering.

The "**Post-Money Valuation Cap**" is **$18,000,000.00**. See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the

Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Standard Preferred Stock, except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the Company has caused this Safe to be duly executed and delivered.

FINLETE, INC.

By: _____
Name: George Robert Connolly
Title: CEO

Address: 100 Park Plaza, Unit 318
San Diego, CA 92101

Email: rob@finlete.com

Exhibit E

Subscription Agreement

CROWDFUNDING OFFERING SUBSCRIPTION AGREEMENT

SAFE (SIMPLE AGREEMENT FOR FUTURE EQUITY)
of
FINLETE, INC.

This Subscription Agreement relates to my/our agreement to purchase a SAFE (Simple Agreement for Future Equity) (the **"SAFE"**), to be issued by Finlete, Inc., a Delaware corporation (the **"Company"**), for a purchase price equal to the total investment amount described on the signature page to this Agreement (the **"Purchase Amount"**), subject to the terms, conditions, acknowledgments, representations and warranties stated herein and in the Offering Statement for the sale of the SAFEs, dated July 21, 2026, contained in the offering statement on Form C filed with the Securities and Exchange Commission (the **"SEC"**) on July 21, 2026 (the **"Offering Statement"**). The SAFE is based on the Y Combinator standard Post-Money SAFE form, with a Post-Money Valuation Cap of $18,000,000.00. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Statement and the SAFE Agreement attached thereto as Exhibit D.

Simultaneously with the execution and delivery hereof, I have paid the Purchase Amount in accordance with the online payment process established by the intermediary, DealMaker Securities LLC, a FINRA/SIPC member broker-dealer which is registered with the Securities and Exchange Commission and applicable state jurisdictions (**"Intermediary"**).

The Company is offering up to $500,000.00 worth of SAFEs. The minimum target offering is $25,000.00 (the **"Target Offering Amount"**). Unless the Company raises at least the Target Offering Amount by July 21, 2027 (the **"Termination Date"**), no SAFEs will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000.00 (the **"Maximum Amount"**) at the Company's discretion. If the Company reaches its Target Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering Statement has been posted for 21 days and that investors who have committed funds will be provided notice (5) five business days prior to the close. Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period. The funds constituting the Purchase Amount shall be held at Enterprise Bank & Trust until the applicable closing.

In order to induce the Company to accept this Subscription Agreement for the SAFE and as further consideration for such acceptance, I hereby make, adopt, confirm and agree to all of the following covenants, acknowledgments, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement.

Investor Eligibility Certifications

1. I understand that to purchase a SAFE, I must either be an **"accredited investor"** as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933 (the **"Act"**), or I must limit my investment in the SAFEs to a maximum as follows: (i) if either my annual income or net worth is less than $124,000, then during any 12-month period, I can only invest up to the greater of either $2,500 or 5% of the greater of my annual income or net worth;

or (ii) if both my annual income and net worth are equal to or more than $124,000, then during any 12-month period, I can only invest up to 10% of annual income or net worth, whichever is greater, but my investments cannot exceed $124,000. I understand that if I am a natural person I should determine my net worth for purposes of these representations by calculating the difference between my total assets and total liabilities. I understand this calculation must exclude the value of my primary residence and may exclude any indebtedness secured by my primary residence (up to an amount equal to the value of my primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the SAFE.

I hereby represent and warrant that I meet the qualifications to purchase a SAFE because either (i) if either my annual income or net worth is less than $124,000, the greater of either $2,500 or 5% of the greater of my annual income or net worth; or (ii) if both my annual income and net worth are equal to or more than $124,000, then either 10% of annual income or net worth, whichever is greater, but not exceeding $124,000; or I am an accredited investor and have completed the accredited investor certification as described on the signature page.

2. I understand that the Company reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever.

3. I have received and read the Offering Statement and have been informed of my right to cancel the investment up to 48 hours prior to the end of the offering period.

4. I hereby agree that any and all disputes, claims, or controversies arising out of, relating to, or in connection with this Subscription Agreement, including but not limited to its formation, performance, or breach, shall be resolved exclusively by the federal and state courts located in the Southern District of the State of California. Each party irrevocably submits to the personal jurisdiction of such courts for the purpose of any suit, action, or proceeding arising out of or relating to this Subscription Agreement and agrees that such courts are a convenient forum for such purposes. This provision shall not be construed to waive any rights that are not capable of being waived under applicable law. By signing this Subscription Agreement, each investor acknowledges and agrees to the exclusive jurisdiction of the federal and state courts in the Southern District of the State of California for the resolution of any disputes arising under this agreement.

5. I accept the terms of the Certificate of Incorporation of the Company and the SAFE Agreement attached as Exhibit D to the Offering Statement.

6. I am purchasing the SAFE for my own account.

7. I understand that the SAFE has not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of my representations as expressed herein. I understand that the SAFE is a "restricted security" under applicable U.S. federal and state securities laws and that, pursuant to these laws, I must hold the SAFE indefinitely unless it is registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. I acknowledge that the Company has no obligation to register or qualify the SAFE for resale. I further acknowledge that if an exemption from registration or qualification is available, it may be conditioned on various requirements including,

but not limited to, the time and manner of sale, the holding period for the SAFE, and on requirements relating to the Company which are outside of my control, and which the Company is under no obligation and may not be able to satisfy.

8. I hereby represent and warrant that I am not on, and am not acting as an agent, representative, intermediary or nominee for any person identified on, the list of blocked persons maintained by the Office of Foreign Assets Control, U.S. Department of Treasury. In addition, I have complied with all applicable U.S. laws, regulations, directives, and executive orders relating to anti-money laundering, including but not limited to the following laws: (1) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56; and (2) Executive Order 13224 (Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism) of September 23, 2001. **By making the foregoing representations you have not waived any right of action you may have under federal or state securities law. Any such waiver would be unenforceable. The Company will assert your representations as a defense in any subsequent litigation where such assertion would be relevant. This Subscription Agreement and all rights hereunder shall be governed by, and interpreted in accordance with, the laws of the State of Delaware without giving effect to the principles of conflict of laws.**

9. By executing this Subscription Agreement, I acknowledge that I have received this Subscription Agreement, a copy of the Offering Statement filed with the SEC and any other information required by me to make an investment decision. Further:

(i)   I acknowledge that I have read the educational materials on the landing page, and have been informed of my right to cancel the investment up to 48 hours prior to the Termination Date; however, once the Subscription Agreement is accepted by the Company there is no cancellation right;

(ii)   I acknowledge that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company; and

(iii)   I acknowledge that I have been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in this Regulation CF offering and the manner in which it is received.

10. The Company has agreed to pay Intermediary eight and one-half percent (8.5%) commission and a $1,000 activation fee.

11. Digital ("electronic") signatures, often referred to as an "e-signature", enable paperless contracts and help speed up business transactions. The 2001 E-Sign Act was meant to ease the adoption of electronic signatures. The mechanics of this Subscription Agreement's electronic signature include your signing this Subscription Agreement below by typing in your name, with the underlying software recording your IP address, your browser identification, the timestamp, and a securities hash within an SSL encrypted environment. This electronically signed Subscription Agreement will be available to both you and the Company, as well as any associated brokers, so they can store and access it at any time, and it will be stored by and accessible from the online platform established by Intermediary. You and the Company each

hereby consent and agree that electronically signing this Subscription Agreement constitutes your signature, acceptance and agreement as if signed by you in writing. Further, all parties agree that no certification authority or other third-party verification is necessary to validate any electronic signature; and that the lack of such certification or third-party verification will not in any way affect the enforceability of your signature or resulting contract between you and the Company. You understand and agree that your e-signature executed in conjunction with the electronic submission of this Subscription Agreement shall be legally binding and such transaction shall be considered authorized by you. You agree your electronic signature is the legal equivalent of your manual signature on this Subscription Agreement and you consent to be legally bound by this Subscription Agreement's terms and conditions. Furthermore, you and the Company each hereby agree that all current and future notices, confirmations and other communications regarding this Subscription Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth in this Subscription Agreement or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically sent communication fails to be received for any reason, including but not limited to such communication being diverted to the recipient's spam filters by the recipient's email service provider, or due to a recipient's change of address, or due to technology issues by the recipient's service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to you, and if you desire physical documents then you agree to be satisfied by directly and personally printing, at your own expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that you desire.

12. **Delivery Instructions.** The Company has engaged DealMaker Transfer Agent, LLC as its transfer agent to maintain current records of investors. On closing you will receive a notice of your holdings delivered to the address of record above.

13. **Jury Trial Waiver.** EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT BUT NOT INCLUDING CLAIMS UNDER THE FEDERAL SECURITIES LAWS) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS WAIVER, I AM NOT DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Your Consent is Hereby Given: By signing this Subscription Agreement electronically, you are explicitly agreeing to receive documents electronically including your copy of this signed Subscription Agreement as well as ongoing disclosures, communications and notices.

Finlete, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase SAFE of Finlete, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **SAFE** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual: ☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant ☐ Tenants in Common ☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held: Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber: Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
(Telephone Number)	EIN of account:
(Offline Investor) (E-Mail Address)	Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Finlete, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Finlete, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Finlete, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Finlete, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased SAFE, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐　　(a)　　a Canadian financial institution, or a Schedule III bank;

☐　　(b)　　the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐　　(c)　　a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

　　　　(d)　　a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐　　(e)　　an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐　　(e.1)　　an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐　　(f)　　the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐　　(g)　　a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐　　(h)　　any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐　　(i)　　a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (j)   an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

        (k.1)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

        (k.2)   Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

        (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

        (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: SAFE	Issuer: Finlete, Inc. (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Finlete, Inc.** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**


INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES


TO: **Finlete, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                  By:

                                                  (Signature)

                                                  Name:

                                                  (If signing on behalf of entity)

                                                  Title:

                                                  (If signing on behalf of entity)

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

FINLETE, INC.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by **[INVESTOR]** (the "**Investor**") of **$[INVESTMENT AMOUNT]** (the "**Purchase Amount**") on or about **[DATE]**, **Finlete, Inc.**, a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

This Safe is based on the form available at http://ycombinator.com/documents. The Company and the Investor acknowledge that Section 4 (Investor Representations) has been removed from the standard form, as such representations are contained in the Subscription Agreement executed by the Investor in connection with this offering.

The "**Post-Money Valuation Cap**" is **$18,000,000.00**. See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total

Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Standard Preferred Stock, except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the Company has caused this Safe to be duly executed and delivered.

FINLETE, INC.

By: _____
Name: George Robert Connolly
Title: CEO

Address: 100 Park Plaza, Unit 318
San Diego, CA 92101

Email: rob@finlete.com